                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                              U.S. Can Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


            Common Stock, $0.01 par value (including the associated
                        Preferred Share Purchase Rights)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   90328W105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Paul W. Jones, 900 Commerce Drive, Oak Brook, Illinois, 60523; Tel: 630-571-2501
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 June 20, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 90328W105               13D                       PAGE 2  OF 100 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Paul W. Jones
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
See Item 2                                                               (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                380,667
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                380,667
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

380,667
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.77%  See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 90328W105                                      PAGE  3  OF  100  PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    John L. Workman
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
    SEE Item 2                                                           (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    104,250
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    104,250
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     104,250
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.77%  See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 90328W105               13D                        PAGE 4 OF 100 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Ricardo Poma
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
    See Item 2                                                           (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Republic of El Salvador
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    918,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    2,133
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    918,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    2,133
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     920,133
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.84% See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 90328W105               13D                        PAGE 5 OF 100 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Salcorp Ltd.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
    See Item 2                                                           (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    British Virgin Islands
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    340,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    340,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     340,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.53% See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

CUSIP NO.90328W105               13D                        PAGE 6  OF 100 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Katsura, S.A.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
    See Item 2                                                           (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Panama
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    60,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    60,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     60,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.45% See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

CUSIP NO.  90328W105              13D                        PAGE 7 OF 100 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Barcel Corporation
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
    See Item 2                                                           (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    British Virgin Islands
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    518,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    518,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     518,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.85%  See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

CUSIP NO. 90328W105               13D                        PAGE 8 OF 100 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Scarsdale Company N.V., Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
    See Item 2                                                           (b) [x]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Bahamas
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    4,266
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    4,266
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,266
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.03%   See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

CUSIP NO.90328W105                13D                       PAGE 9  OF 100 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Francisco A. Soler
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
    See Item 2                                                           (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Republic of El Salvador
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    469,233
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    469,233
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     469,233
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.49% See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 90328W105               13D                       PAGE 10 OF 100 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Windsor International Corporation
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
    See Item 2                                                           (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    British Virgin Islands
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    226,100
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    226,100
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     226,100
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.68% See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

CUSIP NO. 90328W105               13D                       PAGE 11 OF 100 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Atlas World Carriers S.A.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
    See Item 2                                                           (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Panama
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    123,000
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    123,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     123,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.91% See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

CUSIP NO. 90328W105               13D                       PAGE 12 OF 100 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The World Financial Corporation S.A.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
See Item 2                                                               (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

Panama
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                118,000
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                118,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

118,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.88%  See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

CO
--------------------------------------------------------------------------------

CUSIP NO. 90328W105               13D                       PAGE 13 OF 100 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Roger B. Farley
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
See Item 2                                                               (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                81,334
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                81,334
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

81,334
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.64%  See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

IN
--------------------------------------------------------------------------------

CUSIP NO. 90328W105               13D                       PAGE 14 OF 100 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
David R. Ford
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
See Item 2                                                               (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                39,334
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                39,334
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,334
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.29%  See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

IN
--------------------------------------------------------------------------------

CUSIP NO. 90328W105               13D                       PAGE 15 OF 100 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Thomas A. Scrimo
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
See Item 2                                                               (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                25,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                25,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.19%  See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

IN
--------------------------------------------------------------------------------

CUSIP NO. 90328W105               13D                       PAGE 16 OF 100 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    J. Michael Kirk
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
    See Item 2                                                           (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    33,200
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    33,200
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     33,200
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.25% See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 90328W105               13D                       PAGE 17 OF 100 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Gillian V.N. Derbyshire
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
    See Item 2                                                           (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    32,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    32,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     32,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.24% See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 90328W105                                     PAGE  18  OF  100  PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Carl Ferenbach
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
    See Item 2                                                          (b)  [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    72,992
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    72,992
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     72,992
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.54% See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 90328W105               13D                       PAGE 19 OF 100 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Louis B. Susman
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
    See Item 2                                                           (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    3,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    3,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.02%  See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 90328W105               13D                       PAGE 20 OF 100 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Salomon Smith Barney Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
    See Item 2                                                           (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    1,204,488
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,204,488
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,204,488
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.96% See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     BD
--------------------------------------------------------------------------------

CUSIP NO. 90328W105               13D                       PAGE 21 OF 100 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Salomon Brothers Holding Company Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
    See Item 2                                                           (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    1,204,488
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,204,488
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,204,488
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.96% See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

CUSIP NO. 90328W105               13D                       PAGE 22 OF 100 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Salomon Smith Barney Holdings Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
    See Item 2                                                           (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    1,214,588
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,214,588
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,214,588
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.04% See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     HC
--------------------------------------------------------------------------------

CUSIP NO. 90328W105               13D                       PAGE 23 OF 100 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Citigroup Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
    See Item 2                                                           (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    1,214,588
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,214,588
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,214,588
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.04% See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     HC
--------------------------------------------------------------------------------

CUSIP NO. 90328W105               13D                       PAGE 24 OF 100 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Lennoxville Investments, Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
    See Item 2                                                           (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Republic of Panama
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    148,200
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    148,200
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     148,200
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.10% See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 90328W105                                    PAGE  25   OF  100  PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Empire Investments, S.A.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                        (b)  [x]
    See Item 2
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Bahamas
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    304,700
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    304,700
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     304,700
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.22%  See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         This Statement on Schedule 13D (this "Statement") relates to the Common Stock, $0.01 par value (the "Common Stock"), of U.S. Can Corporation ("U.S. Can" or the "Company"), a Delaware corporation and the associated preferred share purchase rights of the Company. The address of U.S. Can's principal executive offices is:

                              U.S. Can Corporation
                               900 Commerce Drive
                            Oak Brook, Illinois 60523


ITEM 2.  IDENTITY AND BACKGROUND

         Schedule A hereto and incorporated by reference herein lists each of the persons filing this Statement (each a "Reporting Person"), and his, her or its business address, principal occupation or business, and citizenship or state of organization. Schedule B hereto and incorporated by reference herein lists each of the persons enumerated in Instruction C of Schedule 13D, and his, her or its business address, principal occupation or business, and citizenship or state of organization.

         During the last five years, no Reporting Person or person listed on Schedule B hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         This Statement is being filed because there may be deemed to have been the formation of a "group" (as contemplated by Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) consisting of the Reporting Persons. Each of the Reporting Persons expressly declares that this Statement shall not be construed as an admission that any such "group" has been formed or that any such Reporting Person is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any shares of Common Stock owned by any other Reporting Person. Each Reporting Person has provided its own information and disclaims responsibility for information provided by any other Reporting Person.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         This Statement does not report the acquisition of any additional shares of Common Stock by any of the Reporting Persons except insofar as any of the Reporting Persons may be deemed for purposes of Section 13(d) or 13(g) of the Exchange Act to have acquired beneficial ownership of the shares of Common Stock held by any other Reporting Person because there may be deemed to have been the formation of a "group" (as contemplated by Rule 13d-5(b)). As such, there is no use of funds or other consideration to report. Each of the Reporting Persons expressly declares that this Statement shall not be construed as an admission that any such "group" has been formed or that any such Reporting Person is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of shares of Common Stock owned by any other Reporting Person.


ITEM 4.  PURPOSE OF TRANSACTION

         On June 1, 2000, Pac Packaging Acquisition Corporation, a Delaware corporation ("Pac"), and the Company entered into an Agreement and Plan of Merger (as amended on June 28, 2000, the "Merger Agreement") to effect a recapitalization of the Company. Pac is a newly formed corporation organized by Paul W. Jones, Chairman and Chief Executive Officer of the Company, John L. Workman, Chief Financial Officer of the Company and Berkshire Partners LLC, a private equity firm ("Berkshire

Partners"). Pursuant to the terms and subject to the conditions of the Merger Agreement, Pac will be merged with and into the Company (the "Merger") and each share of Common Stock outstanding at the effective time of the Merger will be converted into the right to receive $20.00 per share in cash, except for certain shares of Common Stock held by the Reporting Persons and for shares of Common Stock held by stockholders who perfect their appraisal rights under Delaware law. The shares of Common Stock held by the Reporting Persons and the shares of common stock of Pac will be converted into capital stock of the surviving corporation as described in the Merger Agreement. The consummation of the Merger is subject to a number of conditions, including approval of the Merger by the Company's stockholders and the receipt of financing and governmental approvals.

         If the Merger is consummated, it is expected that the Company will cease to be a public company and that the Common Stock will cease to be traded on the New York Stock Exchange and the only remaining stockholders of the Company immediately after such consummation would be the Reporting Persons. It is also anticipated that the Common Stock would become eligible for termination of registration under the Exchange Act upon consummation of the Merger.

         Upon consummation of the Merger, it is expected that the board of directors of the Company will be made up solely of directors designated by the Reporting Persons. It is also anticipated that the current management of the Company will continue to be the management of the Company after consummation of the Merger.

         In connection with the Merger, it is anticipated that certain affiliates of Berkshire Partners will acquire a controlling equity interest in the Company (approximately 77%) in exchange for an investment of up to $170 million. On June 20, 2000, each of the Reporting Persons who currently holds shares of Common Stock in the Company agreed to participate in the Merger by retaining at least a portion of their present equity interest in the Company after consummation of the Merger. In connection with the Merger, the following Reporting Persons will be selling the enumerated portion of their shares of Common Stock on the same terms available to the other stockholders of the Company.




         Name of Reporting Person                    Number of Shares being Sold
         ------------------------                    ---------------------------

         Paul W. Jones1/                                                 2,000
                      -
         Ricardo Poma2/                                                570,133
                     -
         Salcorp Ltd.                                                  192,133
         Katsura, S.A.                                                  60,000
         Barcel Corporation                                            318,000
         Francisco A. Soler3/                                          319,233
                           -
         Windsor International Corporation                             158,233
         Atlas World Carriers S.A.                                      83,000
         The World Financial Corporation                                78,000
         Louis B. Susman                                                 3,000
         Salomon Smith Barney Inc.                                     973,272
         Salomon Brothers Holding Company Inc.4/                       973,272
                                              -
         Salomon Smith Barney Holdings Inc.4/                          973,272
                                           -

--------------------------
1/       Represents shares of Common Stock owned by Mrs.  Paul W.  Jones.
-
2/       Represents shares of Common Stock owned by Salcorp Ltd., Katsura, S.A.,
-        and Barcel Corporation.

3/       Represents shares of Common Stock owned by Windsor International
-        Corporation, Atlas World Carriers S.A. and The World Financial Company
         S.A.

4/       Represents shares of Common Stock owned by Salomon Smith Barney Inc.
-


         Citigroup Inc.4/                                              973,272
                       --
         Carl Ferenbach                                                 22,992
         Lennoxville Investments, Inc.                                  58,200
         Empire Investments S.A.                                       194,700


In addition, following the Merger, Salomon Smith Barney Inc. may sell some of its shares of capital stock of the Company to certain affiliates of Berkshire Partners.

         In connection with the Merger, the following Reporting Persons will convert the remaining portion of their equity investment in the Company into the following:



                                                              Number of Shares          Number of Shares
                                                              of Common Stock           of Preferred Stock
                                                              of U.S. Can Acquired      of U.S. Can Acquired
                                                              Upon Conversion In        Upon Conversion In
         Name of Reporting Person                             the Merger                the Merger
         ------------------------                             ----------                ----------

         Paul W.  Jones                                        32,000                           0
         John L.  Workman                                       9,500                           0
         Ricardo Poma1/                                       109,450                   4,810,996
                     -
         Salcorp Ltd.                                          46,240                   2,032,536
         Barcel Corporation                                    62,543                   2,749,141
         Scarsdale Company N.V., Inc.                           1,334                      58,639
         Francisco A.  Soler2/                                 46,908                   2,061,856
                            -
         Windsor International Corporation                     21,223                     932,880
         Atlas World Carriers S.A.                             12,509                     549,828
         The World Financial Corporation S.A.                  12,509                     549,828
         Roger B.  Farley                                       6,000                           0
         David R.  Ford                                        15,000                           0
         J.  Michael Kirk                                       5,000                           0
         Gillian V.N. Derbyshire                                5,000                           0
         Carl Ferenbach                                        15,636                     687,285
         Salomon Smith Barney Inc.                            138,833                   6,102,557
         Salomon Brothers Holding Company Inc.3/              138,833                   6,102,557
                                              -
         Salomon Smith Barney Holdings Inc.3/                 138,833                   6,102,557
                                           -
         Citigroup Inc.3/                                     138,833                   6,102,557
                       -
         Lennoxville Investments, Inc.                         28,144                   1,237,113
         Empire Investments, S.A.                              34,399                   1,512,027









--------------------------
1/       Represents shares owned by Salcorp Ltd. (100%), Barcel Corporation
-        (100%) and Scarsdale Company N.V., Inc. (50%).



2/       Represents shares owned by Windsor International Corporation (100%),
-        Atlas World Carriers S.A. (100%), The World Financial Corporation S.A.
         (100%) and Scarsdale Company N.V., Inc. (50%).

3/       Represents shares owned by Salomon Smith Barney Inc.
-

         In addition, the following Reporting Persons will acquire additional shares of Common Stock in connection with the Merger:




         Name of Reporting Person                    Number of Shares Being Purchased
         ------------------------                    --------------------------------


         Paul W.  Jones                                                67,132
         John L.  Workman                                              49,068
         David B. Ford                                                 16,167
         Gillian V.N. Derbyshire                                       12,708
         J.  Michael Kirk                                              12,708
         Roger B. Farley                                               22,333
         Thomas A. Scrimo                                              11,333


         Except as otherwise described in this Item 4 or in Item 6 of this Statement, none of the Reporting Persons or, to the knowledge of the Reporting Persons, none of the persons listed on Schedule B hereto, has any current plans or proposals which relate to or would result in: (a) the acquisition by any of them of additional securities of the Company, or the disposition of the securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or
(j) any action similar to those enumerated above.

         Notwithstanding the foregoing, each of the Reporting Persons will continue to evaluate the Company's business and operations after the Merger from time to time, and may propose or develop new plans and proposals which it considers to be in the best interests of the Reporting Person, the Company and its stockholders. In addition, each of the Reporting Persons reserves the right to take such action in the future as he, she or it deems necessary or desirable in connection with his, her or its investment in the Company.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The following table sets forth the aggregate number and percentage of shares of Common Stock beneficially owned (identifying those shares which there is a right to acquire) by each of the Reporting Persons individually and by all of the Reporting Persons together. To the knowledge of the Reporting Persons, none of the persons listed on Schedule B hereto own shares of Common Stock. Based on information in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, there were 13,441,999 shares of Common Stock outstanding as of April 30, 2000.





                                                                                                    Sole Power          Shared
Name                                                              Number of                         to Vote or           Power
----                                                                Shares          Percent           Dispose          to Vote or
                                                                    ------          -------          --------            Dispose
                                                                                                                         -------
Paul W.  Jones(1)                                                  380,667            2.77            380,667              0
--------------------------------------------------------------------------------------------------------------------------------
John L.  Workman(2)                                                104,250            0.77            104,250              0
--------------------------------------------------------------------------------------------------------------------------------




                                                                                                    Sole Power          Shared
Name                                                              Number of                         to Vote or           Power
----                                                                Shares          Percent           Dispose          to Vote or
                                                                    ------          -------          --------            Dispose
                                                                                                                         -------
Ricardo Poma(3)                                                    920,133            6.84            918,000             2,133
Salcorp Ltd.(3)                                                    340,000            2.53            340,000                 0
Katsura, S.A.(3)                                                    60,000            0.45             60,000                 0
Barcel Corporation(3)                                              518,000            3.85            518,000                 0
Scarsdale Company N.V., Inc.(3) (4)                                  4,266            0.03                  0             4,266
Francisco A. Soler(4)                                              469,233            3.49                  0           469,233
Windsor International Corporation(4)                               226,100            1.68                  0           226,100
Atlas World Carriers S.A.(4)                                       123,000            0.91                  0           123,000
The World Financial Corporation S.A.(4)                            118,000            0.88                  0           118,000
Roger B. Farley(5)                                                  81,334            0.64             81,334                 0
David R. Ford(6)                                                    39,334            0.29             39,334                 0
Thomas A. Scrimo(7)                                                 25,000            0.19             25,000                 0
J. Michael Kirk(8)                                                  33,200            0.25             33,200                 0
Gillian V. N. Derbyshire(9)                                         32,000            0.24             32,000                 0
Carl Ferenbach(10)                                                  72,992            0.54             72,992                 0
Louis B.  Susman                                                     3,000            0.02              3,000                 0
Salomon Smith Barney Inc.                                        1,204,488            8.96                  0         1,204,488
Salomon Brothers Holding Company Inc.(11)                        1,204,488            8.96                  0         1,204,488
Salomon Smith Barney Holdings Inc.(11)                           1,214,588            9.04                  0         1,214,588
Citigroup Inc.(11)                                               1,214,588            9.04                  0         1,214,588
Lennoxville Investments, Inc.                                      148,200            1.10            148,200                 0
Empire Investments, S.A.                                           304,700            2.22            304,700                 0
Total:                                                           3,828,631           27.22                 --                --


(1) Includes 2,000 shares owned beneficially by Mr. Jones' spouse (of which Mr. Jones disclaims beneficial ownership) and 346,667 shares subject to currently exercisable options.

(2)      Includes 94,750 shares subject to currently exercisable options.

(3) Salcorp Ltd. ("Salcorp") is the record holder of 340,000 shares of Common Stock and Katsura, S.A. ("Katsura") is the record holder of 60,000 shares of Common Stock. Mr. Poma is the sole stockholder of both Salcorp and Katsura, and is therefore deemed the beneficial owner of such shares. Scarsdale Company N.V., Inc. ("Scarsdale"), a company associated or affiliated with Mr. Poma, owns 4,266 shares of Common Stock of which Mr. Poma claims beneficial ownership of 2,133 shares. The remaining 518,000 shares of Common Stock reported as beneficially owned by Mr. Poma are held by Barcel Corporation ("Barcel"). Barcel is wholly owned by United Capital Corporation, which is wholly owned by Inversal Trust, a family trust, of which Mr. Poma is also the trustee.

(4) Windsor International Corporation, Atlas World Carriers S.A., The World Financial Corporation S.A. and Scarsdale, corporations affiliated or associated with Mr. Soler or certain of Mr. Soler's relatives, hold 226,100, 123,000, 118,000 and 4,266 shares of Common Stock, respectively. Mr. Soler claims beneficial ownership of 2,133 shares of Common Stock owned by Scarsdale.

(5)      Includes 75,334 shares subject to currently exercisable options.

(6)      Includes 24,334 shares subject to currently exercisable options.

(7)      Includes 25,000 shares subject to currently exercisable options.

(8)      Includes 28,200 shares subject to currently exercisable options.

(9)      Includes 27,000 shares subject to currently exercisable options.

(10)     Mr. Ferenbach is a Managing Director of Berkshire Partners.

(11) Salomon Smith Barney is the beneficial owner of 1,204,488 shares of Common Stock.

         Excluding agency and fiduciary transactions that may have been executed by wholly owned subsidiaries of Citigroup Inc., there have been no transactions in the Common Stock that were effected during the past sixty days by any of the Reporting Persons.

         To the knowledge of the Reporting Persons, none of the persons listed on Schedule B hereto have effected any transactions in the Common Stock in the past sixty days.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


         For a description of the Merger Agreement, see below and Item 4 of this Statement.

Initial Stockholders Agreement

         In connection with the Company's initial public offering of Common Stock in March 1993 (the "IPO"), the Company entered into an agreement (the "Initial Stockholders Agreement") with its stockholders immediately prior to the IPO pursuant to which each of Salomon Smith Barney Inc. (successor-in-interest to Salomon Brothers Inc.) and Messrs. Poma and Soler, for so long as each of them owns beneficially at least 175,000 shares of Common Stock, has the right to submit a name to the board of directors of the Company to be included in the slate of nominees for election to the board of directors. The Initial Stockholders Agreement provides that, if a designee ceases to serve for any reason, the party who submitted the name of such designee has the right to name a successor for approval by the board of directors to fill the vacancy so created, and any director so chosen shall hold office for a term expiring at the Company's annual meeting at which the term of office of the class to which such director has been added expires, or until such director's successor has been duly elected and qualified. The Initial Stockholders Agreement also provides for certain registration rights.

Proposed New Stockholders Arrangements

         All of the shares of U.S. Can common stock and U.S. Can preferred stock outstanding immediately after the recapitalization will be subject to the terms of several new stockholders agreements to be entered into by all of the common and preferred shareholders of the Company (the "New Stockholders Agreements"). Pursuant to the terms of the New Stockholders Agreements, sixty percent of the common stock of U.S. Can that will be held by Mr. Jones, Mr. Workman, Mr. Ford, Mr. Farley, Mr. Scrimo, Ms. Derbyshire and Mr. Kirk immediately after the Merger will be subject to a two-year vesting period. The remaining forty percent of the common stock of U.S. Can that will be held by such management stockholders will be subject to both a five-year vesting period and a requirement that the affiliates of Berkshire Partners who are shareholders shall have achieved at least a 25% annualized internal rate of return on their equity investment in U.S. Can as determined at the time such shareholders sell their equity investment in U.S. Can. The shares of common stock of U.S. Can held by management after the Merger will be subject to certain repurchase rights and obligations.

         U.S. Can will establish an incentive stock option plan providing for the grant of time and performance vesting options to U.S. Can employees exercisable, in the aggregate, for up to 5.75% of the common stock of U.S. Can on a fully diluted basis. Of these, 4.35% will be subject to 5-year time-based vesting only and 1.40% will be subject to 5-year time-based vesting and a requirement that the affiliates of Berkshire Partners who are shareholders shall have achieved at least a 25% annualized internal rate of return on their equity investment in U.S. Can as determined at the time such shareholders sell their equity interest in U.S. Can. Mr. Jones, Mr. Workman, Mr. Scrimo, Ms. Derbyshire and Mr. Kirk will receive options exercisable for 0.50%, 0.75%, 0.60%, 0.375% and 0.375% of the outstanding common shares of U.S. Can, respectively. The remaining options will be issuable to other employees of U.S. Can. The options to purchase shares of common stock of U.S. Can held by management after the Merger, and the shares issued upon their exercise, will be subject to certain payment and repurchase rights and obligations.

         The preferred stock to be issued by the Company will have an initial aggregate principal amount of up to $113,333,333 and will be non-voting and non-convertible and will have cumulative cash dividends of 10% per year, payable only as, if and when declared by the board of directors.

         So long as U.S. Can is not paying default interest under any of its financing arrangements, a supermajority vote of the common stockholders will be required to approve and adopt mergers, acquisitions, charter or bylaw amendments, extraordinary capital expenditures, extraordinary borrowings, dividends, stock issuances and certain other matters. A supermajority vote will be required at all times for a financial restructuring that treats the management stockholders differently and adversely from the rest of the common stockholders.

         No stockholder will be permitted to transfer any shares within three years of the reorganization except for certain permitted transfers. After such three-year period, shares may be transferred only pursuant to a right of first refusal in favor of U.S. Can and, if U.S. Can declines its right, the other stockholders on a pro rata basis. If the right of first refusal is not exercised, then all other investors will be given the option to sell their shares on a pro rata basis on the same terms and conditions to the same buyer except that stockholders owning four percent or less of the outstanding shares may transfer such shares without giving other holders the right to sell on the same terms and conditions as long as they have complied with the right of first refusal.

         If any of the stockholders, individually or collectively, determine to sell a significant portion of the then issued and outstanding shares of U.S. Can, then at the election of such stockholders, each of the other stockholders will be required to sell the same proportion of their stock as the initiating stockholders on the same terms and conditions. Stockholders will have pre-emptive rights to subscribe for newly issued shares on a pro rata basis, subject to certain exclusions. Stockholders will have registration rights with respect to their shares. Most of the restrictions contained in the stockholders agreement will terminate upon consummation of a qualified initial public offering of common stock by U.S. Can or a change in control of U.S. Can.

         Except as described in this Item 6 or in Item 4 or Item 5 of this Statement, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the persons listed on Schedule B hereto, has any contracts, arrangements, or understandings (legal or otherwise) between or among themselves or with the Company or any other person with respect to any securities of the Company.

Financing

         Pac has received a commitment letter from Berkshire Partners to purchase on the closing date of the Merger equity securities of Pac representing 100% of Pac's common stock for an aggregate amount of up to $170 million. Berkshire Partners may allocate a portion of its investment to other investors including the management team of U.S. Can and certain other investors of U.S. Can. The commitment letter provides that Berkshire Partners expects to subscribe for a minimum of $100 million of such equity. Berkshire's obligations under the commitment letter are subject to certain conditions, including the execution of the Merger Agreement, the satisfaction of all conditions precedent to Pac's obligations under the Merger Agreement, the closing of the Merger, the funding of the loans described below, and the execution and delivery of mutually acceptable documentation. Berkshire Partner's commitment terminates if the Merger is not completed on or before October 31, 2000.

         Pac and Berkshire Partners have received a commitment letter from Bank of America, N.A., Banc of America Securities LLC, Citicorp North America, Inc. and Salomon Smith Barney Inc. to provide up to $450 million in senior secured financing to fund a portion of the Merger consideration and related expenses and to provide for the ongoing working capital needs of United States Can Company, the borrower and a wholly owned subsidiary of U.S. Can. It is expected that the senior secured credit facility will be in the form of a $300 million term loan facility and $150 million revolving facility. The term and revolving facilities are expected to have terms ranging from six to eight years and bear interest at floating rates.

         The senior secured credit facility will be secured by a first priority lien on substantially all of the outstanding capital stock and assets of United States Can Company and its domestic subsidiaries. Additionally, U.S. Can and all of its domestic subsidiaries except for United States Can Company will guarantee the loans under the senior secured credit facility. Moreover, certain designated foreign subsidiaries of U.S. Can will also guarantee the loans extended to them. The senior secured credit facility will contain customary financial and other covenants, including restrictions on liens, mergers, consolidations and sales of assets, the payment of dividends and the incurrence of other debt.

         U.S. Can expects that United States Can Company will also issue $150 million of senior subordinated notes. The interest rate and other terms of the senior subordinated notes will depend upon interest rate and market conditions at the time of their issuance. However, it is anticipated that the senior subordinated notes will have the following features: a maturity of 10 years from the issue date, be unsecured obligations and rank senior to all subordinated indebtedness of United States Can Company, be subordinated to any senior indebtedness of United States Can Company, including the senior secured credit facility, and be guaranteed by U.S. Can and by all domestic and foreign subsidiaries of United States Can Company and U.S. Can which guarantee the senior secured credit facility. U.S. Can expects that the senior subordinated notes will also contain covenants that are customary for this type of financing, including restrictions on dividends, stock repurchases, liens, indebtedness, affiliate transactions, assets sales and mergers. It is expected that the senior subordinated debt securities will be issued in a private offering to be consummated prior to or concurrently with the Merger.

         If the $150 million senior subordinated debt offering is unable to be completed due to then current market conditions, Pac and Berkshire Partners have obtained a bridge loan commitment to provide this portion of the financing. Pac and Berkshire Partners have received a commitment letter from Bank of America Bridge LLC, Citicorp North America, Inc. and Salomon Smith Barney Inc. to provide up to $150 million in interim financing in place of the senior subordinated notes. United States Can Company would be the borrower under this bridge loan facility. It is expected that the bridge loan facility will have the following features: a one-year term, subject to certain extension rights, be unsecured obligations and rank senior to all subordinated indebtedness of United States Can Company and subordinated to any secured indebtedness of United States Can Company, including the senior secured credit facility, pay interest at floating rates, be guaranteed by the domestic and foreign subsidiaries of United States Can Company and U.S. Can which guarantee the senior secured credit facility, and contain customary financial and other covenants for this type of financing, including restrictions on dividends, stock repurchases, liens, indebtedness, assets and mergers.

         The commitments for the senior secured credit facility and the bridge loan facility are subject to customary conditions, including the preparation and execution of definitive loan agreements and related documents and the absence of any material change in the business of Pac, U.S. Can and, for the senior secured credit facility, United States Can Company. The commitments expire on October 31, 2000.

Note Repurchase and Consent

         Pursuant to the terms of the Merger Agreement, the Company and Pac have agreed to take all necessary actions to repurchase some or all of the Company's outstanding 10 1/8% senior unsubordinated notes and to obtain the consent of at least a majority of the principal amount of such notes outstanding to permit the Merger and related financings and other transactions to be effected without constituting a breach or default under the original indenture.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1    -      Agreement and Plan of Merger, dated as of June 1, 2000,
                       by and between the Company and Pac Packaging Acquisition
                       Corporation (Filed as Exhibit 2 to the Company's Current
                       Report on Form 8-K dated June 1, 2000, and incorporated by reference herein.)

Exhibit 99.2    -      Joint Filing Agreement Pursuant to Rule 13d-1(f)

Exhibit 99.3    -      Stockholders Agreement (Filed as Exhibit 10.25 to the
                       Company's Annual Report on Form 10-K for the year ended
                       December 31, 1992, and incorporated by reference herein.)

Exhibit 99.4    -      First Amendment to Agreement and Plan of Merger, dated as
                       of June 28, 2000 by and between the Company and Pac
                       (Filed as Exhibit (d)(2) to the Schedule 13E-3 filed on June 30, 2000, and incorporated herein by reference.)

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: June 28, 2000






                                       /s/ Paul W.  Jones
                                       ------------------------------------
                                       Paul W.  Jones, individually

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: June 28, 2000






                                             /s/ John L.  Workman
                                             -----------------------------------
                                             John L.  Workman, individually

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: June 30, 2000









                                           /s/ Ricardo Poma
                                           -------------------------------------
                                           Ricardo Poma, individually

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: June 30, 2000


                                                SALCORP LTD.



                                                /s/ Ricardo Poma
                                                --------------------------------
                                                By: Ricardo Poma
                                                Title: President

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: June 30, 2000


                                                KATSURA, S.A.



                                                /s/ Ricardo Poma
                                                --------------------------------
                                                By: Ricardo Poma
                                                Title: President

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: June 30, 2000


                                            BARCEL CORPORATION



                                            /s/ Lloydtru Limited
                                            ------------------------------------
                                            By: Lloydtru Limited
                                            Title: Director

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: June 30, 2000


                                        SCARSDALE COMPANY N.V., INC.



                                        /s/ Francisco A.  Soler
                                        ----------------------------------------
                                        By: Francisco A.  Soler
                                        Title: President

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: June 30, 2000






                                      /s/ Francisco A.  Soler
                                      ------------------------------------------
                                      Francisco A. Soler, individually

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: June 30, 2000



                                          WINDSOR INTERNATIONAL CORPORATION



                                          /s/ Francisco A.  Soler
                                          --------------------------------------
                                          By: Francisco A.  Soler
                                          Title: President

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: June 30, 2000



                                              ATLAS WORLD CARRIERS S.A.



                                              /s/ Francisco A.  Soler
                                              ----------------------------------
                                              By: Francisco A.  Soler
                                              Title: President

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: June 30, 2000



                                            THE WORLD FINANCIAL CORPORATION S.A.



                                            /s/ Francisco A.  Soler
                                            ------------------------------------
                                            By: Francisco A.  Soler
                                            Title: President

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: June 28, 2000






                                        /s/ Roger B.  Farley
                                        ----------------------------------------
                                        Roger B. Farley, individually

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: June 29, 2000






                                         /s/ David R.  Ford
                                         ---------------------------------------
                                         David R. Ford, individually

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: June 28, 2000






                                   /s/ Thomas A.  Scrimo
                                   ---------------------------------------------
                                   Thomas A. Scrimo, individually

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: June 30, 2000






                                         /s/ J.  Michael Kirk
                                         ---------------------------------------
                                         J. Michael Kirk, individually

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: June 30, 2000






                                         /s/ Gillian V.N. Derbyshire
                                         ---------------------------------------
                                         Gillian V.N. Derbyshire, individually

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: June 30, 2000






                                              /s/ Carl Ferenbach
                                              ----------------------------------
                                              Carl Ferenbach, individually

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: June 30, 2000






                                            /s/ Louis B.  Susman
                                            ------------------------------------
                                            Louis B.  Susman, individually

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: June 29, 2000



                                               SALOMON SMITH BARNEY INC.




                                               /s/ Howard Darmstadter
                                               ---------------------------------
                                               By: Howard Darmstadter,
                                                   Assistant Secretary

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: June 29, 2000




                                            SALOMON BROTHERS HOLDING COMPANY
                                            INC.




                                            /s/ Howard Darmstadter
                                            ------------------------------------
                                            By: Howard Darmstadter,
                                                Assistant Secretary

                                    SIGNATURE

   After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: June 29, 2000




                                            SALOMON SMITH BARNEY HOLDINGS INC.






                                            /s/ Howard Darmstadter
                                            ------------------------------------
                                            By: Howard Darmstadter,
                                                Assistant Secretary

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: June 30, 2000




                                                CITIGROUP INC.




                                                /s/ J.B. Wollard
                                                --------------------------------
                                                By: Joseph B.  Wollard,
                                                    Assistant Secretary

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: June 28, 2000




                                          LENNOXVILLE INVESTMENTS, INC.




                                          /s/ Carlos Mejia
                                          --------------------------------------
                                          By: Carlos Mejia
                                          Title: President

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: June 30, 2000




                                               EMPIRE INVESTMENTS, S.A.




                                               /s/ Diego Ribadeneria
                                               ---------------------------------
                                               By: Diego Ribadeneria
                                               Title:



                                                         Schedule A
                                                         ----------


                                                 Persons Filing Schedule 13D
                                                 ---------------------------



                                                                                                    Citizenship or Place of
        Name and Business Address                    Occupation or Principal Business                     Organization
        -------------------------                    --------------------------------                     ------------
Paul W. Jones                               Chairman of the Board, President and                             U.S.A.
900 Commerce Drive                          Chief Executive Officer of U.S. Can
Oak Brook, IL 60523

John L. Workman                             Executive Vice President and Chief                               U.S.A.
900 Commerce Drive                          Financial Officer of U.S. Can
Oak Brook, IL 60523

Ricardo Poma                                Managing Partner and Chief Executive                    Republic of El Salvador
Calle Boulevard Constitucion                Officer of Grupo Poma, a family holding
#169                                        company involved in automobile
Colonia Escalon                             distribution, hotels, real estate
San Salvador, El Salvador                   development and manufacturing.  Mr.
                                            Poma is a director of U.S. Can.

Salcorp Ltd.                                Holding company owned by Mr. Poma                        British Virgin Islands
Pal Chambers #3                             which holds real estate and various other
P.O. Box 3152                               investments
Roadtown, Tortoga, British
Virgin Islands

Katsura, S.A.                               Holding company owned by Mr. Poma                                Panama
Edificio Banco de Boston, 8th               which holds and makes various financial
Floor                                       investments
Panama, Republic de Panama

Barcel Corporation                          Holding company organized by the                         British Virgin Islands
King and George Streets                     Poma family which holds a variety of
Nassau, Bahamas                             financial investments.

Scarsdale Company N.V., Inc.                Holding company which holds various                             Bahamas
Calle La Mascota 221                        assets primarily located in the United
San Salvador, El Salvador                   States.

Francisco A. Soler                          Chairman of International Bancorp of                    Republic of El Salvador
Calle La Mascota 221                        Miami, Inc., the holding company for
San Salvador, El Salvador                   The International Bank of Miami, N.A.
                                            Mr. Soler is a director of U.S. Can.

Windsor International                       Holding company which holds various                      British Virgin Islands
Corporation                                 assets
Lake Building
Wickhams Cay
P.O. Box 3174
Road Town
Tortola, British Virgin Islands




                                                                                                    Citizenship or Place of
        Name and Business Address                    Occupation or Principal Business                     Organization
        -------------------------                    --------------------------------                     ------------
Atlas World Carriers S.A.                   Holding company which holds various                              Panama
Calle La Mascota 221                        assets
San Salvador, El Salvador

The World Financial                         Holding company which holds various                              Panama
Corporation S.A.                            assets
Calle La Mascota 221
San Salvador, El Salvador

Roger B. Farley                             Senior Vice President, Human Resources                           U.S.A.
900 Commerce Drive                          of U.S. Can.
Oak Brook, IL 60523

David R. Ford                               Senior Vice President, International, and                        U.S.A.
900 Commerce Drive                          President, European Operations of U.S.
Oak Brook, IL 60523                         Can.

Thomas A. Scrimo                            Senior Vice President and General                                U.S.A.
900 Commerce Drive                          Manager, Aerosol Operations and
Oak Brook, IL 60523                         Business Support of U.S. Can.

J. Michael Kirk                             Executive Vice President, Marketing of                           U.S.A.
900 Commerce Drive                          U.S. Can.
Oak Brook, IL 60523

Gillian V. N. Derbyshire                    Senior Vice President, Paint, Plastic and                        U.S.A.
900 Commerce Drive                          General Line of U.S. Can.
Oak Brook, IL 60523

Carl Ferenbach                              Managing Director, Berkshire Partners                            U.S.A.
One Boston Place                            LLC, a Boston-based private equity firm.
Boston, MA 02108

Louis B.  Susman                            Vice Chairman of Investment Banking                              U.S.A.
c/o Salomon Smith Barney Inc.               and Managing Director of Salomon
388 Greenwich Street                        Smith Barney.  Mr.  Susman is also a
New York, NY   10013                        director of U.S. Can.

Salomon Smith Barney Inc.                   Broker dealer                                                   New York
388 Greenwich Street
New York, NY   10013

Salomon Brothers Holding                    Broker dealer holding company                                   Delaware
Company Inc.
388 Greenwich Street
New York, NY 10013

Salomon Smith Barney                        Holding company                                                 New York
Holdings Inc.
388 Greenwich Street
New York, NY 10013

                                                                                                    Citizenship or Place of
        Name and Business Address                    Occupation or Principal Business                     Organization
        -------------------------                    --------------------------------                     ------------
Citigroup Inc.                              Financial services holding company                              Delaware
153 East 53rd Street
New York, NY 10043

Lennoxville Investments, Inc.               Holding company which holds various                              Panama
Hongkong Bank Building, 6th                 assets
Floor
Samuel Lewis Avenue
Panama City, Panama

Empire Investments, S.A.                    Holding company which holds and                                 Bahamas
Rovert House                                makes various investments
Market Street North and Bay
Street
P.O.Box N-529
Nassau, Bahamas

                                   Schedule B

               Persons Enumerated in Instruction C of Schedule 13D

                                  SALCORP LTD.

     Set forth below is information concerning the sole director and executive officer of Salcorp Ltd.



        Name and Business Address                    Occupation or Principal Business                     Citizenship
        -------------------------                    --------------------------------                     -----------
Ricardo Poma                                Director and President.  Managing                       Republic of El Salvador
Calle Boulevard Constitucion                Partner and Chief Executive Officer of
#169                                        Grupo Poma, a family holding company
Colonia Escalon                             involved in automobile distribution,
San Salvador, El Salvador                   hotels, real estate development and
                                            manufacturing.  Mr. Poma is a director
                                            of U.S. Can.

                                  KATSURA, S.A.

     Set forth below is information concerning the directors and executive officers of Katsura, S.A.


        Name and Business Address                    Occupation or Principal Business                     Citizenship
        -------------------------                    --------------------------------                     -----------
Ricardo Poma                                Director and President.  Managing                       Republic of El Salvador
Calle Boulevard Constitucion                Partner and Chief Executive Officer of
#169                                        Grupo Poma, a family holding company
Colonia Escalon                             involved in automobile distribution,
San Salvador, El Salvador                   hotels, real estate development and
                                            manufacturing.  Mr. Poma is a director
                                            of U.S. Can.

L. Eduardo Poma                             Director and Treasurer.  President of                   Republic of El Salvador
Poma Hnos.                                  Automotive Division of Grupo Poma
Blvd. Constitucion #169
Col. Escalon, San Salvador, El
Salvador

Rodolfo Pita                                Director and Secretary.  Chief Financial
c/o Transal Corporation                     Officer of Transal Corporation                                   U.S.A.
2121 S.W.3rd. Ave. #800
Miami, Florida 33129

M. Ernesto Poma                             Director.  President of Transal                         Republic of El Salvador
c/o Transal Corporation                     Corporation
2121 S.W.3rd. Ave. #800

                               BARCEL CORPORATION

     Set forth below is information concerning the directors and officers of Barcel Corporation. Neither corporation listed below has officers or directors. Certain authorized employees of Lloyds TSB Bank & Trust (Bahamas) Limited may bind the corporations.



        Name and Business Address                    Occupation or Principal Business                     Citizenship
        -------------------------                    --------------------------------                     -----------
LloydTru Limited                            Nominee director and officer                                    Bahamas
Bolam House
King and George Streets
Nassau, Bahamas

Equus Limited                               Nominee director and officer                                    Bahamas
Bolam House
King and George Streets
Nassau, Bahamas

                          SCARSDALE COMPANY N.V., INC.

     Set forth below is information regarding the directors and executive officers of Scarsdale Company N.V. Inc.



        Name and Business Address                    Occupation or Principal Business                     Citizenship
        -------------------------                    --------------------------------                     -----------
Francisco A. Soler                          Director and President.  Chairman of                    Republic of El Salvador
Calle La Mascota 221                        International Bancorp of Miami, Inc., the
San Salvador, El Salvador                   holding company for International
                                            Bancorporation of Miami, N.A.  Mr.
                                            Soler is a director of U.S. Can

Ricardo Poma                                Director.  Managing Partner and Chief                   Republic of El Salvador
Calle Boulevard Constitucion                Executive Officer of Grupo Poma, a
#169                                        family holding company involved in
Colonia Escalon                             automobile distribution, hotels, real
San Salvador, El Salvador                   estate development and manufacturing.
                                            Mr. Poma is a director of U.S. Can.

                        WINDSOR INTERNATIONAL CORPORATION

     Set forth below is information regarding the directors and executive officers of Windsor International Corporation.



        Name and Business Address                    Occupation or Principal Business                     Citizenship
        -------------------------                    --------------------------------                     -----------
Francisco A. Soler                          Director and President.  Chairman of                    Republic of El Salvador
Calle La Mascota 221                        International Bancorpation of Miami,
San Salvador, El Salvador                   N.A., the holding company for The
                                            International Bank of Miami, N.A.  Mr.
                                            Soler is a director of U.S. Can

Evelyne M. Soler                            Director and Secretary.  Antique dealer.                         France
40 Chelsea Park Gardens
London SW3 6AB, England

Ricardo Poma                                Director and Treasurer.  Managing                       Republic of El Salvador
Calle Boulevard Constitucion                Partner and Chief Executive Officer of
#169                                        Grupo Poma, a family holding company
Colonia Escalon                             involved in automobile distribution,
San Salvador, El Salvador                   hotels, real estate development and
                                            manufacturing.  Mr. Poma is a director
                                            of U.S. Can.

                            ATLAS WORLD CARRIERS S.A.

     Set forth below is information regarding directors and executive officers of Atlas World Carriers S.A.



        Name and Business Address                    Occupation or Principal Business                     Citizenship
        -------------------------                    --------------------------------                     -----------
Francisco A. Soler                          Director and President.  Chairman of                    Republic of El Salvador
Calle La Mascota 221                        International Bancorp of Miami, Inc., the
San Salvador, El Salvador                   holding company for The International
                                            Bank of Miami, N.A.  Mr. Soler is a
                                            director of U.S. Can

Ana Vilma de Soler                          Director and Secretary.  Diplomat for the               Republic of El Salvador
Calle La Mascota 221                        country of El Salvador.  Also, Director
San Salvador, El Salvador                   of La Fabril de Aceites, S.A.

Miguel A. Duenas                            Director and Treasurer.  Private investor               Republic of El Salvador
Calle La Mascota 221
San Salvador, El Salvador

                         THE WORLD FINANCIAL CORPORATION

     Set forth below is information regarding the directors and executive officers of The World Financial Corporation.

   Name and Business Address                   Occupation or Principal Business                         Citizenship
   -------------------------                   --------------------------------                         -----------

Francisco A. Soler                          Director and President.  Chairman of                    Republic of El Salvador
Calle La Mascota 221                        International Bancorp of Miami, Inc., the
San Salvador, El Salvador                   holding company for The International
                                            Bank of Miami, N.A.  Mr. Soler is a
                                            director of U.S. Can
----------------------------------------------------------------------------------------------------------------------------
Rafael Angel Aguilar                        Director and Treasurer.  Lawyer with the                Republic of El Salvador
c/o Simpson, Thatcher &                     firm of Simpson, Thatcher & Bartlett,
Bartlett                                    New York, NY
425 Lexington Avenue
New York, NY 10017
---------------------------------------------------------------------------------------------------------------------------
Mercedes Leitzelar                          Director and Secretary.  Retired.  Former               Republic of El Salvador
Calle La Mascota 221                        Administrative Manager of La Fabril De
San Salvador, El Salvador                   Aceites S.A. de C.V.
---------------------------------------------------------------------------------------------------------------------------

                            SALOMON SMITH BARNEY INC.

     Set forth below is information concerning the directors and executive officers of Salomon Smith Barney Inc. The principal place of business of Salomon Smith Barney Inc. and, unless otherwise indicated, the business address of each person identified below is c/o Salomon Smith Barney Inc. 333 Greenwich Street, New York, NY 10013.

  Name and Business Address                    Occupation or Principal Business                           Citizenship
  -------------------------                    --------------------------------                           -----------
Michael A.  Carpenter                       Chairman of the Board and Chief                              United Kingdom
                                            Executive Officer
---------------------------------------------------------------------------------------------------------------------------
Deryck C.  Maughan                          Director                                                     United Kingdom
---------------------------------------------------------------------------------------------------------------------------
Robert Druskin                              Chief Administrative Officer                                     U.S.A.
---------------------------------------------------------------------------------------------------------------------------
Joan Guggenheimer                           General Counsel and Secretary                                    U.S.A.
---------------------------------------------------------------------------------------------------------------------------

                      SALOMON BROTHERS HOLDING COMPANY INC.

     Set forth below is information concerning the directors and executive officers of Salomon Smith Barney Holding Company Inc. The principal place of business of Salomon Brothers Holding Company Inc. and, unless otherwise indicated, the business address of each person identified below is c/o Salomon Smith Barney Inc., 333 Greenwich Street, New York, NY 10013.

  Name and Business Address                    Occupation or Principal Business                            Citizenship
  -------------------------                    --------------------------------                            -----------
Michael A.  Carpenter                       Chairman of the Board and Chief                              United Kingdom
                                            Executive Officer
---------------------------------------------------------------------------------------------------------------------------
Deryck C.  Maughan                          Director                                                     United Kingdom
---------------------------------------------------------------------------------------------------------------------------
Robert Druskin                              Chief Administrative Officer                                     U.S.A.
---------------------------------------------------------------------------------------------------------------------------
William Bozarth                             Chief Financial Officer                                          U.S.A.
---------------------------------------------------------------------------------------------------------------------------
Joan Guggenheimer                           General Counsel and Secretary                                    U.S.A.
---------------------------------------------------------------------------------------------------------------------------

                       SALOMON SMITH BARNEY HOLDINGS INC.

     Set forth below is information concerning the directors and executive officers of Salomon Smith Barney Holdings Inc. The principal place of business of Salomon Smith Barney Holdings Inc. and, unless otherwise indicated, the business address of each person identified below is c/o Salomon Smith Barney Inc., 333 Greenwich Street, New York, NY 10013.

  Name and Business Address                    Occupation or Principal Business                            Citizenship
  -------------------------                    --------------------------------                            -----------
Michael A.  Carpenter                       Chairman of the Board and Chief                              United Kingdom
                                            Executive Officer
---------------------------------------------------------------------------------------------------------------------------
Deryck C.  Maughan                          Director                                                     United Kingdom
---------------------------------------------------------------------------------------------------------------------------
Robert Druskin                              Chief Administrative Officer                                     U.S.A.
---------------------------------------------------------------------------------------------------------------------------
William Bozarth                             Chief Financial Officer                                          U.S.A.
---------------------------------------------------------------------------------------------------------------------------
Joan Guggenheimer                           General Counsel and Secretary                                    U.S.A.
---------------------------------------------------------------------------------------------------------------------------

                                 CITIGROUP INC.

     Set forth below is information concerning the directors and executive officers of Citigroup Inc. The principal place of business of Citigroup Inc. and, unless otherwise indicated, the business address of each person identified below is c/o Citigroup Inc., 153 East 53rd Street, New York, NY 10043.

  Name and Business Address                    Occupation or Principal Business                            Citizenship
  -------------------------                    --------------------------------                            -----------
C.  Michael Armstrong                       Director.  Chairman and Chief Executive                          U.S.A.
                                            Officer of AT&T Corp.
---------------------------------------------------------------------------------------------------------------------------
Alain J.P. Belda                            Director.  President and Chief Executive                         Brazil
                                            Officer of Alcoa Inc.
---------------------------------------------------------------------------------------------------------------------------
Kenneth J.  Bialkin                         Director.  Partner - Skadden, Arps, Slate,                       U.S.A.
                                            Meagher & Flom.
---------------------------------------------------------------------------------------------------------------------------
Kenneth T.  Derr                            Director.  Retired Chairman of the Board                         U.S.A.
                                            of Chevron Corporation.
---------------------------------------------------------------------------------------------------------------------------
John M.  Deutch                             Director.  Institute Professor at                                U.S.A.
                                            Massachusetts Institute of Technology.
---------------------------------------------------------------------------------------------------------------------------
Ann Dibble Jordan                           Director.  Consultant.                                           U.S.A.
---------------------------------------------------------------------------------------------------------------------------
Reuben Mark                                 Director.  Chairman and Chief Executive                          U.S.A.
                                            Officer of Colgate-Palmolive Company.
---------------------------------------------------------------------------------------------------------------------------
Michael T.  Masin                           Director.  President and Vice Chairman                           U.S.A.
                                            and Director of Verizon Corporation.
---------------------------------------------------------------------------------------------------------------------------
Dudly C.  Mecum                             Director.  Managing Director of                                  U.S.A.
                                            Capricorn Holdings, LLC
---------------------------------------------------------------------------------------------------------------------------
Donald D.  Parsons                          Director.  President of Time Warner Inc.                         U.S.A.
---------------------------------------------------------------------------------------------------------------------------
Andrall E.  Pearson                         Director.  Chairman and Chief Executive                          U.S.A.
                                            Officer of Tricon Global Restaurants,
                                            Inc.
---------------------------------------------------------------------------------------------------------------------------
Robert E.  Rubin                            Director.  Member of the Office of the                           U.S.A.
                                            Chairman and Chairman of the
                                            Executive Committee of Citigroup
---------------------------------------------------------------------------------------------------------------------------
Franklin A. Thomas                          Director.  Former President of the Ford                          U.S.A.
                                            Foundation.
---------------------------------------------------------------------------------------------------------------------------
Sanford I.  Weill                           Director.   Chairman and Chief                                   U.S.A.
                                            Executive Officer of Citigroup.
---------------------------------------------------------------------------------------------------------------------------
Edgar S. Woolard                            Director.  Former Chairman and Chief                             U.S.A.
                                            Executive Officer of E.I. du Pont de
                                            Nemours Company.
---------------------------------------------------------------------------------------------------------------------------


  Name and Business Address                    Occupation or Principal Business                           Citizenship
  -------------------------                    --------------------------------                           -----------
Arthur Zankel                               Director.  General Partner of Zankel                             U.S.A.
                                            Capital Advisors LLC
---------------------------------------------------------------------------------------------------------------------------
Gerald R.  Ford                             Honorary Director                                                U.S.A.
---------------------------------------------------------------------------------------------------------------------------
Winfried F.  W.  Bischoff                   Chairman Citigroup Europe                                        U.S.A.
---------------------------------------------------------------------------------------------------------------------------
Michael A.  Carpenter                       Co-Chief Executive Officer, Global                               U.S.A.
                                            Corporate and Investment Bank
---------------------------------------------------------------------------------------------------------------------------
Paul J.  Collins                            Vice Chairman                                                    U.S.A.
---------------------------------------------------------------------------------------------------------------------------
Michael D'AMbrose                           Senior Human Resources Officer                                   U.S.A.
---------------------------------------------------------------------------------------------------------------------------
Jay S.  Fishman                             Chief Executive Officer of Travelers                             U.S.A.
                                            Property Casualty Corp.
---------------------------------------------------------------------------------------------------------------------------
Michael B.G. Froman                         Chief of Staff and Director, Strategic                           U.S.A.
                                            Development
---------------------------------------------------------------------------------------------------------------------------
Edward D.  Horowitz                         Chief Executive of e-Citi                                        U.S.A.
---------------------------------------------------------------------------------------------------------------------------
Thomas W.  Jones                            Chairman and Chief Executive Officer,                            U.S.A.
                                            Global Investment and Private Banking
                                            Group
---------------------------------------------------------------------------------------------------------------------------
Robert I.  Lipp                             Chairman and Chief Executive Officer,                            U.S.A.
                                            Global Consumer Business
---------------------------------------------------------------------------------------------------------------------------
Marjorie Magner                             Head of Citibanking and Primerica                                U.S.A.
---------------------------------------------------------------------------------------------------------------------------
Deryck C.  Maughan                          Vice Chairman                                                United Kingdom
---------------------------------------------------------------------------------------------------------------------------
Victor J.  Menezes                          Co-Chief Executive Officer, Global                               U.S.A.
                                            Corporate Investment Bank
---------------------------------------------------------------------------------------------------------------------------
Charles O.  Prince III                      General Counsel and Corporate                                    U.S.A.
                                            Secretary
---------------------------------------------------------------------------------------------------------------------------
William R.  Rhodes                          Vice Chairman                                                    U.S.A.
---------------------------------------------------------------------------------------------------------------------------
Petros Sabatacakis                          Senior Risk Officer                                              U.S.A.
---------------------------------------------------------------------------------------------------------------------------
Todd S.  Thomson                            Chief Executive Officer, Citibank                                U.S.A.
                                            Private Bank
---------------------------------------------------------------------------------------------------------------------------
Thomas Trainer                              Chief Information Officer                                        U.S.A.
---------------------------------------------------------------------------------------------------------------------------
Marc P.  Weill                              Chief Executive of Citigroup                                     U.S.A.
                                            Investments, Inc.
---------------------------------------------------------------------------------------------------------------------------
Robert B.  Willumstad                       head of Global Consumer Lending                                  U.S.A.
---------------------------------------------------------------------------------------------------------------------------
Barbara A.  Yastine                         Chief Auditor                                                    U.S.A.
---------------------------------------------------------------------------------------------------------------------------

                          LENNOXVILLE INVESTMENTS, INC.

     Set forth below is information concerning the director(s) and executive officer(s) of Lennoxville Investments, Inc.

  Name and Business Address                    Occupation or Principal Business                           Citizenship
  -------------------------                    --------------------------------                           -----------
Carlos J.  Mejia                            Director and President.  Private investor.                      Columbia
26 Mallord Street
London SW3 6DU England
---------------------------------------------------------------------------------------------------------------------------
Virginia A.  Mejia                          Director, Secretary and Treasurer.                           United Kingdom
26 Mallord Street                           Private investor.
London SW3 6DU England
---------------------------------------------------------------------------------------------------------------------------
Pedro Mejia                                 Director.  Private investor.                                    Columbia
Apartado Aereo 4807
Cali, Columbia
---------------------------------------------------------------------------------------------------------------------------

                            EMPIRE INVESTMENTS, S.A.

     The directors and officers of Empire Investments, S.A. are First Executive Directors, Inc. and First Company Directors, Inc. and the address of each is Boston Towers, 15th Floor, Via Espana #112, Panama. Both companies are organized under the laws of Panama. Set forth below is information concerning the directors and executive officers of both First Executive Directors, Inc. and First Company Directors, Inc. Unless indicated otherwise, each person listed has the same position with both companies and the business address is that listed above for both companies.

  Name and Business Address                    Occupation or Principal Business                           Citizenship
  -------------------------                    --------------------------------                           -----------
Marcela de Lombardo                         Director and President.                                          Panama
---------------------------------------------------------------------------------------------------------------------------
Sandra Vasquez                              Director and Vice President.                                     Panama
---------------------------------------------------------------------------------------------------------------------------
Nahir de Garrido                            Director and Treasurer.                                          Panama
---------------------------------------------------------------------------------------------------------------------------
Elida de Cohen                              Director and Secretary.                                          Panama
---------------------------------------------------------------------------------------------------------------------------
Marlee Martiz-Lee                           Director and Assistant Secretary.                                Panama
---------------------------------------------------------------------------------------------------------------------------
Angie Yee                                   Director and Assistant Secretary.                                Panama
---------------------------------------------------------------------------------------------------------------------------
Andromaji Tzanetatos                        Director and Assistant Secretary.                                Panama
---------------------------------------------------------------------------------------------------------------------------